UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEGG MASON, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

524901105
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,083,144
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,083,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,083,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,083,144
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,083,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,083,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,083,144
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,083,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,083,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,083,144
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,083,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,083,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,083,144
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,083,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,083,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,818,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,818,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.62%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,818,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,818,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.62%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 259,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 259,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,206,297
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,206,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,941,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,941,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,941,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.02%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 259,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 259,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

1	NAME OF REPORTING PERSON Trian SPV (SUB) V, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0624408
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,671,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,671,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,671,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.24%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s
Form 10-K.

This Amendment No. 1 relates to Schedule 13D filed with the Securities and Exchange Commission on December 28, 2009 relating to the Common Stock, $0.10 par value per share (the “Shares”), of Legg Mason, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, MD 21202.

Items 3 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on June 4, 2010, the aggregate purchase price of the 11,078,686 Shares purchased by Trian Onshore, Trian Offshore, Parallel Fund I and SPV V collectively was $274,566,765 (including commissions).  In addition, as of June 4, 2010, Trian Management held 4,458 Shares (the “Director Shares”) that, pursuant to and under the conditions of the Legg Mason, Inc. Non-Employee Director Equity Plan, as amended, were issued to Mr. Peltz in connection with his service as a director of the Issuer.  As set forth in Item 5, none of the other Filing Persons directly own any Shares.  SPV V exercised all of the Options in February 2010.  Except with respect to the Shares issued to Mr. Peltz in connection with his service as a director of the Issuer, the source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares or the purchase and/or exercise of any additional derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on June 4, 2010, the Filing Persons beneficially owned, in the aggregate, 11,083,144 Shares, representing approximately 6.78% of the Issuer’s outstanding Shares (based upon 163,537,216 shares of Common Stock outstanding as of May 27, 2010, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”)).

(b) Each of Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I and SPV V beneficially and directly owns and has sole voting power and sole dispositive power with regard to 4,458, 2,206,297, 4,941,491, 259,884 and 3,671,014 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, and SPV V (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore and SPV V directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Mr. May, Mr. Garden, Trian Management and Trian Management GP, by virtue of an agreement with Mr. Peltz (discussed in Item 5), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares.  Each of Mr. Peltz, Mr. May, Mr. Garden, Trian Management and Trian Management GP disclaims beneficial ownership of such Director Shares for all other purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on June 4, 2010.

(d) Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 4, 2010
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS MASTER FUND, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN SPV (SUB) V, L.P. By: Trian Partners GP, L.P., General Partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 4, 2010.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	05/25/2010	96,459	28.1240*	Purchase
Trian Partners Master Fund, L.P.	06/03/2010	55,755	30.9768*	Purchase
Trian Partners Master Fund, L.P.	06/04/2010	583,870	30.3653*	Purchase
Trian Partners Master Fund, L.P.	06/04/2010	26,526	30.9229**	Purchase

Trian Partners, L.P.	05/25/2010	43,226	28.1240*	Purchase
Trian Partners, L.P.	06/03/2010	25,076	30.9768*	Purchase
Trian Partners, L.P.	06/04/2010	262,604	30.3653*	Purchase
Trian Partners, L.P.	06/04/2010	11,930	30.9229**	Purchase

Trian Partners Parallel Fund I, L.P.	05/25/2010	4,915	28.1240*	Purchase
Trian Partners Parallel Fund I, L.P.	06/03/2010	2,865	30.9768*	Purchase
Trian Partners Parallel Fund I, L.P.	06/04/2010	30,011	30.3653*	Purchase
Trian Partners Parallel Fund I, L.P.	06/04/2010	1,363	30.9229**	Purchase

* The reported prices are the weighted average purchase prices for the Shares acquired on the dates set forth above.  The range of purchase prices on May 25, 2010, June 3, 2010 and June 4, 2010 were $28.0438 to $28.1438, $30.78 to $31.03 and $29.8582 to $30.8482, respectively.  The Filing Persons undertake to provide upon request by the Staff full information regarding the number of Shares purchased at each separate price.

** The reported prices are the weighted average purchase prices for the Shares acquired on the date set forth above.  The range of purchase prices was $30.8582 to $31.0382.  The Filing Persons undertake to provide upon request by the Staff full information regarding the number of Shares purchased at each separate price.